Exhibit 99.1

TRICOM ANNOUNCES SPECIAL COMMITTEE OF BOARD OF DIRECTORS TO EXAMINE PRIVATE EQUITY INVESTMENT

Santo Domingo, Dominican Republic, December 21, 2004 - Tricom, S.A. (OTC Pink Sheets: TRICY) today announced that its Board of Directors has appointed a Special Committee to examine and provide an independent review and evaluation of the purchase, in December 2002, of 21,212,121 shares of Tricom’s Class A common stock by a group of investors for an aggregate purchase price of approximately US$70 million with funds loaned to the investors by a bank formerly affiliated with GFN Corp., Tricom’s largest shareholder.

The Special Committee is composed of independent directors Thomas Canfield, James Deane, and Gerald L. Gitner. The Special Committee intends to retain advisers, including legal counsel, to conduct the review and to provide independent professional advice. On November 4, 2004, the Company announced that KPMG, Tricom’s independent auditor, had decided to hold their consent for the filing of Tricom’s Form 20-F for the year ended December 31, 2003 pending further clarification of the above mentioned transaction.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. The Company offers local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic based on its number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

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For Further Information Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

E-mail: investor.relations@tricom.net